UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

DBV Technologies S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.10 per share

(Title of Class of Securities)

                                                  23306J101

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

                                                  October 11, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☒

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23306J101	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,164,669 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 11,164,669 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,164,669 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 21,500 Ordinary Shares (“Ordinary Shares”) of DBV Technologies S.A. (the “Issuer”) underlying 21,500 warrants.
(2)	Based on 45,641,843 Ordinary Shares outstanding in the form of both Ordinary and American Depositary Shares (“ADS”) following the Offering (as defined below), plus 1,368,667 additional Ordinary Shares issued as part of the Underwriters Option (as defined below) in the form of 2,737,334 ADS according to the Issuer’s Prospectus filed with the SEC on October 9, 2019 and information published by the Issuer on October 10, 2019. Each ADS represents one-half of one Ordinary Share of the Issuer.

CUSIP No. 23306J101	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,164,669 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 11,164,669 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,164,669 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Includes 21,500 Ordinary Shares of the Issuer underlying 21,500 warrants.
(2)	Based on 45,641,843 Ordinary Shares outstanding in the form of both Ordinary and ADS following the Offering (as defined below), plus 1,368,667 additional Ordinary Shares issued as part of the Underwriters Option (as defined below) in the form of 2,737,334 ADS according to the Issuer’s Prospectus filed with the SEC on October 9, 2019 and information published by the Issuer on October 10, 2019. Each ADS represents one-half of one Ordinary Share of the Issuer.

CUSIP No. 23306J101	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 11,164,669 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 11,164,669 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,164,669 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 21,500 Ordinary Shares of the Issuer underlying 21,500 warrants.
(2)	Based on 45,641,843 Ordinary Shares outstanding in the form of both Ordinary and ADS following the Offering (as defined below), plus 1,368,667 additional Ordinary Shares issued as part of the Underwriters Option (as defined below) in the form of 2,737,334 ADS according to the Issuer’s Prospectus filed with the SEC on October 9, 2019 and information published by the Issuer on October 10, 2019. Each ADS represents one-half of one Ordinary Share of the Issuer.

CUSIP No. 23306J101	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 11,164,669 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 11,164,669 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,164,669 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 21,500 Ordinary Shares of the Issuer underlying 21,500 warrants.
(2)	Based on 45,641,843 Ordinary Shares outstanding in the form of both Ordinary and ADS following the Offering (as defined below), plus 1,368,667 additional Ordinary Shares issued as part of the Underwriters Option (as defined below) in the form of 2,737,334 ADS according to the Issuer’s Prospectus filed with the SEC on October 9, 2019 and information published by the Issuer on October 10, 2019. Each ADS represents one-half of one Ordinary Share of the Issuer.

Amendment No. 6 to Schedule 13D

This Amendment No. 6 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively, the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

On October 8, 2019, DBV Technologies S.A. (“the Issuer”) entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs International and Citigroup Global Markets Ltd. (the “Underwriters”), related to a U.S. public offering and European private placement (the “Offering”) of an aggregate of 9,484,066 Ordinary Shares of the Issuer (“Ordinary Shares”) in (i) a public offering of 7,914,622 Ordinary Shares in the form of 15,829,244 American Depositary Shares (“ADS”) of the Issuer in the United States, Canada and certain other countries outside Europe at a price to the public of $6.59 per ADS and a concurrent private placement of 1,569,444 Ordinary Shares in Europe at a price to the public of €12.04 per Ordinary Share. Each ADS represents one-half of one Ordinary Share of the Issuer. The Offering closed on October 11, 2019. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 1,368,667 Ordinary Shares in the form of 2,737,334 ADS to cover overallotments, if any (“Underwriters Option”). The Underwriters Option was exercised in full and closed on October 10, 2019.

Pursuant to the Offering, on October 9, 2019, 667 and Life Sciences purchased 753,581 and 8,351,123 ADS, respectively, at the offering price of $6.59 per share, totaling 9,104,704 ADS in the aggregate. Each of the Funds purchased ADS with their working capital.

Michael Goller, a full-time employee of the Adviser currently serves on the Issuer’s Board of Directors (the “Board”) as a representative of the Funds. The policy of the Funds and the Adviser does not permit full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in the warrants to purchase common stock of the Issuer (the “Warrants”). Michael Goller has no voting or dispositive power and no pecuniary interest in the Warrants previously disclosed in amendments to this Schedule 13D. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Warrants held by Michael Goller. The Funds are instead entitled to the pecuniary interest in the Warrants held by Michael Goller previously disclosed in amendments to this Schedule 13D. Baker Bros. Advisors LP has voting and investment power over the Warrants held by Michael Goller previously disclosed in amendments to this Schedule 13D.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of Ordinary Shares or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and may make suggestions to the management of the Issuer regarding corporate financing and strategy, and may acquire or dispose of securities of the Issuer (by means of open market transactions, privately negotiated transactions, exercise of some or all of the Warrants, or otherwise).

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 6 are incorporated herein by reference. Set forth below is the aggregate number of Ordinary Shares of the Issuer directly held by each of the Funds, including Ordinary Shares owned through ADS held by each of the Funds, and the percentage of the Issuer’s outstanding Ordinary Shares such holdings represent. The information set forth below is based on 45,641,843 Ordinary Shares outstanding in the form of both Ordinary and ADS following the Offering, plus 1,368,667 additional Ordinary Shares issued as part of the Underwriters Option in the form of 2,737,334 ADS according to the Issuer’s Prospectus filed with the SEC on October 9, 2019 and information published by the Issuer on October 10, 2019. Each ADS represents one-half of one Ordinary Share of the Issuer. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Ordinary Shares we own or have to right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	895,672	1.9%
Baker Brothers Life Sciences, L.P.	10,247,497	21.8%
Total	11,143,169	23.7%

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) The disclosure regarding the purchase of ADS in the Offering described in Item 4 is incorporated herein by reference. Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past sixty days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2019

BAKER BROS. ADVISORS LP

By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker